Sharp Performance, Inc.

12 Fox Run

Sherman, CT 06784

July 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Sharp Performance, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 11, 2012

File No. 333-162072

Ladies and Gentlemen:

On behalf of Sharp Performance, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 4 to the captioned Registration Statement on Form S-1, No. 333-162072 (the “Amendment”), for the registration of 38,500 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated June 1, 2012.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.

lease number all pages of your next amendment.

Response: All pages are now numbered

2.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:

We have revised the Registration Statement to disclose on the prospectus cover page that the Company is an emerging growth company and to:

•

Describe how and when the Company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to the Company; and

•

State the Company’s election under Section 107(b) of the JOBS Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).  We have inserted risk factors explaining that this election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and that, as a result thereof, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

3.

Please generally update the disclosure in your prospectus as appropriate. As examples we note the following:

•

The statistics on pages 4 and 9 relate to 2009, 2008 and/ 2007;

•

Mr. Sharps age on page 5 has not been updated; and

•

The number of holders of record in the “Market for Common Equity and Related Stockholders Matters” section has not been updated.

Response: The disclosure in the prospectus has been updated.

4.

Please include Part II of Form S-1. Please note that because you did not include Part II of Form S-1 in your most recent amendment, we also are re-issuing comment 2 in our letter dated November 9, 2010.

Response: Part II has been included in this Form S-1.

5.

We note your response to comment 1 in our letter dated November 9, 2010, in which you indicate that you are not a blank check company. As previously requested, please state this in your registration statement.

Response:  Our registration statement now states that we are not a blank check company.

Prospectus Cover Page

6.

Please update the page number on which the “Risk Factors” section begins. This comment also applies to the similar reference on page 5.

Response:   The page number for “Risk Factors” has been updated.

Determination of Offering Price, page 12

7.

We note your response to comment 4 in our letter dated November 9, 2010. Please revise your disclosure to include information included in your response. In addition, please explain why you based the offering price “on the needs of the business to generate sufficient capital for the Company to execute its business plan” when the company will not receive any proceeds from the offering.

Response:  Future financings will be met through any/all of the following sources; issuances of equity, issuances of debt and additional advances from our President and Chief Executive Officer, Robert Sharp

Business

8.

We note your response to comment 5 in our letter dated November 9, 2010. As previously requested, please disclose in your filing the amount of funds you anticipate requiring to fund your continued operations for the next 12 months.

Response:  The amount of funds required to continue operations for the next 12 months has been disclosed and is estimated at $25,000.

9.

Please generally update the “Business” section of your prospectus to account for the passage of time since the filing of Amendment No. 2 to your Form S-1. For example, we note your response to comment 1, which indicates that the company “retool[ed] its business model when the credit crisis arose” and “has reengaged its business model and has relationships with multiple automobile dealerships”; however, your disclosure has not been revised to reflect any such changes in your business model or the presence of additional clients. Please also update the disclosure under “Revenue Streams” as applicable, for example to reflect the current status of your business and the number of clients for whom you have provided and currently provide services. In addition, we note the following specific statements that require updating:

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“Mr. Sharp has been in discussion with at least six dealers in the Fairfield County, Connecticut area….”

•

“He is currently working on a design for a car manufactured by Jaguar.”

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“Mr. Sharp has been in discussions with six new dealerships. . . .”

Response:  We have updated the “Business” section to fully disclose the proposed strategies to be undertaken by the Company while address the current economic conditions affecting the automotive industry.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

10.

Please update your discussion of results of operations and liquidity and capital resources to also discuss the interim financial statements presented.

Response:  We have updated our discussion of results of operations and liquidity and capital resources to also discuss the interim financial statements presented.

11.

We note your response to comment 7 in our letter dated November 9, 2010, as well as the disclosure of related party transactions in Note 4 to your financial statements.  Please revise this section and the “Transactions with Related Persons, Promoters and Certain Control Persons” section to include appropriate disclosure of these transactions.  Refer to Items 303, 404(d) and the Instructions to Item 404 of Regulation S-K.

Response: This section and the section “Transactions with Related Persons, Promoters and Certain Control Persons” have been revised to included related party disclosure.

12.

Your response to comment 8 in our letter dated November 9, 2010 does not appear to respond appropriately to the comment. Accordingly, we re-issue that comment.

Response:  Our disclosure now provides additional detail regarding all prospective consulting arrangements as we did on page 22.

Result’s of Operations for the Year Ended June 30, 2011 as Compared to Year Ended June 30, 2010

14.

Please update your discussion of revenues to explain why revenues increased.  In doing so, please discuss any new consulting agreements including the currently disclosed consulting agreement that commenced in June 2010.

Response:  The discussion has been updated

15.

Please disclose the underlying reasons for the changes in professional fees and general and administrative expenses.

Response:  The underlying reasons have been disclosed.

Liquidity and Capital Resources

16.

We reviewed your response to comment 11 in our letter dated October 9, 2010.  In your response to comment 17 in our letter dated March 12, 2010 that you state your sole officer and director has agreed to pay operating expenses until sufficient consulting revenues have been generated.  We also note your disclosure in the second sentence under the “Description of Property” heading in this filing regarding the agreement to fund operating expenses until sufficient consulting revenues are received.  As previously requested, please disclose the existence, nature and terms of this agreement in your discussion of liquidity and capital resources or revise your disclosure under the “Description of Property” heading of this filing if no such agreement exists.

Response:  The disclosure has been revised to discuss the current financial position of the Company.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

17.

In the fourth line of the third paragraph under the “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” heading you refer to your current auditor, Li, rather than former auditor, Bernstein.  Please revise to refer to Bernstein.  Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response:  Li has been changed to Bernstein

Transactions with Related Persons, Promoters and Certain Control Persons

18.

We note your response comment 14 in our letter dated November 9, 2010, as well as your statement that you “currently utilize office space from Mr. Sharp, and going forward expect this space to be provided by Mr. Sharp at no-charge to the Company.” Please revise this disclosure to clarify whether you have paid rent on this office space other than in July and August 2008 and whether you currently pay rent on this office space.  Please also revise this disclosure to clarify whether you have executed an agreement with Mr. Sharp pursuant to which he has agreed not to charge the company rent for this office space.

Response:  The disclosure has been clarified

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Going Concern

19.

We note that your principle cash inflows have been from advances from a related party for working capital purposes yet there is no discussion of such advances as a part of management’s viable plans.  Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation.  Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant’s viable plans to overcome such difficulties.  Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate.  Refer to Section 607.02 of the Financial Reporting Codification.

Response: The disclosure has been revised.

Signatures

20.

Please revise your disclosure to include the introductory language and signatures required by Form S-1.

Response: Disclosure has been revised to include the introductory language and signatures required by Form S-1.

Exhibit 5.2

21.

We note your response to comment 19 in our letter dated November 9, 2010.  Please file the revised opinion.

Response: The Company is not currently using an attorney for this filing.

* * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Robert J Sharp

Robert J Sharp

Chief Executive Officer

Principal Accounting Officer